UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Peoples Bancorp of North Carolina, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

710577107
(CUSIP Number)
James S. Abernethy, Newton, North Carolina

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	710577107

1	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James S. Abernethy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [x]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
139,214 (1)
	8	SHARED VOTING POWER
608,027 (2)
	9	SOLE DISPOSITIVE POWER
139,214 (1)
	10	SHARED DISPOSITIVE POWER
608,027 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
747,241 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.91% (4)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)
Reflects: (i) 58,183 shares of Common Stock owned by Mr. J. Abernethy; (ii) 70,441 shares of Common Stock owned by Alexander Railroad Company. Mr. J. Abernethy is Vice President, Secretary and Chairman of the Board of Directors of Alexander Railroad Company; and (iii) 10,590 shares of Common Stock owned by Mr. J. Abernethy’s son, Adrian Abernethy;

(2)
Reflects: 608,027 shares of Common Stock owned by the Estate of Christine S. Abernethy for which Mr. J. Abernethy serves as a co-executor.

(3)
Reflects: (i) 58,183 shares of Common Stock owned by Mr. J. Abernethy; (ii) 70,441 shares of Common Stock owned by Alexander Railroad Company. Mr. J. Abernethy is Vice President, Secretary and Chairman of the Board of Directors of Alexander Railroad Company; (iii) 10,590 shares of Common Stock owned by Mr. J. Abernethy’s son, Adrian Abernethy; and (iv) 608,027 shares of Common Stock owned by the Estate of Christine S. Abernethy for which Mr. J. Abernethy serves as a co-executor.

(4)
Based on 5,789,166 shares of Common Stock outstanding at March 31, 2021, as disclosed in the Form 10-Q filed by Peoples Bancorp of North Carolina, Inc. on May 20, 2021.

Item 1.
Security and Issuer

This Schedule 13D relates to the common stock, no par value, of Peoples Bancorp of North Carolina, Inc. (the “Common Stock”)

Peoples Bancorp of North Carolina, Inc. (the “Issuer”) is a North Carolina corporation with its principal executive offices located at 518 West C Street, Newton, North Carolina 28658.

Item 2.
Identity and Background

(a) and (b)
This Schedule 13D is being filed on behalf of Mr. James S. Abernethy (the “Reporting Person”). The business address of the Reporting Person is PO Box 1238, Hickory, North Carolina 28603.

(c)
The Reporting Person is (i) Vice President of Carolina Glove Company, Inc., a glove manufacturing company having its principal office at 116 S. McLin Creek Rd, Conover, North Carolina 28613; (ii) President and Assistant Secretary of Midstate Contractors, Inc., a paving company having its principal office at 3245 Highway 70, Hickory, NC 28602; and (iii) Vice President, Secretary and Chairman of the Board of Directors of Alexander Railroad Company, a railroad company having its principal office at 51 2nd Ave North, Taylorsville, North Carolina 28681.

(d) and (e)
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
The Reporting Person is a United States citizen.

Item 3.
Source and Amount of Funds or Other Considerations

The shares of Common Stock beneficially owned by the Reporting Person were acquired (i) through open market purchases using personal funds; and (ii) upon the formation of the Issuer and the issuance of shares of Common Stock pursuant to the Share Exchange Agreement between Peoples Bank (the "Bank") and the Issuer in 1999. Under the terms of the Share Exchange Agreement, the Bank became a wholly-owned subsidiary of the Issuer and the Bank’s shareholders received one share of the Common Stock in exchange for each share of Bank common stock.

The Reporting Person’s late mother, Christine S. Abernethy, filed a Schedule 13D with the Securities and Exchange Commission on September 22, 1999, reporting her then beneficial ownership of 10.25% of the Issuer’s Common Stock. Following the death of Mrs. Abernethy, the Reporting Person was appointed co-executor over Mrs. Abernethy’s Estate, as a result of which he is deemed to have shared voting and dispositive power over those shares of Common Stock beneficially owned by Mrs. Abernethy’s Estate, in turn causing the Reporting Person to be deemed to beneficially own in excess of 5% of the Common Stock.

Item 4.
Purpose of Transaction

Item 3 above is incorporated by reference in its entirety into this Item 4.

Item 5.
Interest in Securities of the Issuer

(a) As of July 19, 2021, the Reporting Person may be deemed to beneficially own 747,241 shares of Common Stock, constituting approximately 12.91% of the outstanding shares of Common Stock.

(b) The Cover Pages of this Schedule 13D are incorporated herein by reference.

The Reporting Person has shared voting and dispositive power over 608,027 shares of Common Stock owned by the Estate of Christine S. Abernethy for which the Reporting Person serves as a co-executor along with his brother, Robert C. Abernethy.

The following information is provided as to Mr. Robert C. Abernethy:

(a) and (b)
The business address of Mr. R. Abernethy is PO Box 999, Conover, North Carolina 28613.

(c)
Mr. R. Abernethy is (i) President, Secretary and Treasurer of Carolina Glove Company, Inc., a glove manufacturing company having its principal office at 116 S. McLin Creek Rd, Conover, North Carolina 28613; (ii) Secretary and Assistant Treasurer of Midstate Contractors, Inc., a paving company having its principal office at 3245 Highway 70, Hickory, North Carolina 28602; and (iii) Chairman of the Board of Directors of the Issuer.

(d) and (e)
To the knowledge of the Reporting Person, during the last five years, Mr. R. Abernethy has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Mr. R. Abernethy is a United States citizen.

(c)
Item 3 above is incorporated by reference in its entirety into this Item 5(c).

(d)
Not applicable.

(e)
Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 above is incorporated by reference in its entirety into this Item 6.

Item 7.
Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 20, 2021
Dated
/s/ James S. Abernethy
Signature
James S. Abernethy
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).